Exhibit (a)(5)(A)

CONTACT:

Franklin Square Media Team

215-495-1174

media@franklinsquare.com

FOR IMMEDIATE RELEASE

FS Investment Corporation (FSIC) Announces Commencement of Tender Offer

Offers to Purchase up to $250 Million of its Common Stock Between $10.35 and $11.00

PHILADELPHIA, April 16, 2014 – FS Investment Corporation (the “Company” or “FSIC”) today announced commencement of a modified “Dutch auction” tender offer (the “Tender Offer”) to purchase up to $250 million in shares of its common stock. Under the terms of the Tender Offer, stockholders may tender all or a portion of their shares at one or more prices between $10.35 and $11.00. The Company intends to purchase properly tendered shares at the lowest price in this range that would enable FSIC to purchase the maximum number of shares. If the Tender Offer is oversubscribed, shares will be accepted on a prorated basis. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.

The Tender Offer will expire at 5:00 p.m., New York City time, on May 28, 2014, unless extended or withdrawn.

Important Notice

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Company expects to use available cash and/or borrowings under its existing senior secured revolving credit facility to purchase shares in the Tender Offer and to pay for all related fees and expenses. The full details of the Tender Offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, dated April 16, 2014, the related Letter of Transmittal and the other documents related to the Tender Offer (collectively, the “Tender Materials”), which the Company has filed with the Securities and Exchange Commission (the “SEC”) and is distributing to stockholders. Stockholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the Tender Offer. Stockholders may obtain free copies of the Tender Materials at the SEC’s website at http://www.sec.gov or by calling Georgeson Inc., the information agent for the Tender Offer, at (888) 566-3252 (Toll Free). Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc. at (888) 566-3252 (Toll Free). Questions and requests for assistance by institutional stockholders may be directed to Wells Fargo Securities, LLC, the Dealer Manager for the Tender Offer, at: (212) 214-6400 or (877) 450-7515 (Toll Free). In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at: www.fsinvestmentcorp.com or by contacting the Company at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104 or by phone (877) 628-8575.

About FS Investment Corporation

FSIC is a business development company sponsored by Franklin Square Capital Partners (“Franklin Square”). FSIC primarily originates and invests in senior secured loans and other securities of private U.S. companies, with the investment objective of generating current income and, to a lesser extent, long-term capital appreciation. FSIC is managed by FB Income Advisor, LLC, an affiliate of Franklin Square, and is sub-advised by GSO / Blackstone Debt Funds Management LLC, an affiliate of GSO Capital Partners LP (“GSO”). GSO, with approximately $65 billion in assets under management as of December 31, 2013, is the credit platform of Blackstone, one of the world’s leading managers of alternative investments. For more information, please visit www.fsinvestmentcorp.com.

About Franklin Square Capital Partners

Franklin Square is a leading manager of alternative investment funds designed to enhance investors’ portfolios by providing access to asset classes, strategies and asset managers that typically have been available to only the largest institutional investors. The firm’s funds offer “endowment-style” investment strategies that help construct diversified portfolios and manage risk. Franklin Square strives not only to maximize investment returns but also to set the industry standard for best practices by focusing on transparency, investor protection and education for investment professionals and their clients.

Founded in Philadelphia in 2007, Franklin Square quickly established itself as a leader in the world of alternative investments by introducing innovative credit-based income funds, including the industry’s first non-traded BDC. The firm currently manages five funds with over $10.3 billion in assets as of December 31, 2013.

For more information, please visit www.franklinsquare.com.

About Blackstone and GSO Capital Partners

Blackstone is one of the world’s leading investment and advisory firms. Blackstone seeks to create positive economic impact and long-term value for its investors, the companies it invests in, the companies it advises and the broader global economy. The firm does this through the commitment of its extraordinary people and flexible capital. GSO is the global credit platform of Blackstone. GSO, together with its affiliates, has approximately $65 billion of assets currently under management and is one of the largest credit-focused alternative managers in the world and a major participant in the leveraged finance marketplace. GSO seeks to generate superior risk-adjusted returns in its credit business by investing in a broad array of strategies including mezzanine, distressed investing leveraged loans and other special situation strategies. Blackstone’s alternative asset management businesses include investment vehicles focused on private equity, hedge fund solutions, secondary funds, and multi asset class exposures falling outside of other funds’ mandates. Blackstone also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement services. Further information is available at www.blackstone.com.

Forward-Looking Statements

This press release may contain certain forward-looking statements, including statements with regard to future events or the future performance or operation of FSIC. Words such as “believes,” “expects,” “projects” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption in FSIC’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in FSIC’s operating area, the ability to complete the Tender Offer, the price at which shares of common stock may trade on the New York Stock Exchange LLC, which may be higher or lower than the purchase price in the Tender Offer, and some of these factors are enumerated in the filings FSIC makes with the SEC. FSIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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